UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

CarParts.com, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

90343C100
(CUSIP Number)

Mehran Nia
11676 Terryhill Place
Los Angeles, CA 90049
(310) 704-9111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90343C100

1	NAMES OF REPORTING PERSONS
Mehran Nia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
38,764(1)

	8	SHARED VOTING POWER
2,474,778(1)

	9	SOLE DISPOSITIVE POWER
38,764(1)

	10	SHARED DISPOSITIVE POWER
2,474,778(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,513,542(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.31%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of (i) 2,263,341 shares of Common Stock owned directly by the Nia Living Trust Established September 2, 2004 (the “Living Trust”), of which Mehran Nia and Fariba Nia, are co-trustees, (ii) 38,764 shares of common stock owned directly by Mr. Nia, and (iii) 211,437 shares of common stock held by Mr. Nia’s domestic partner. Mehran Nia disclaims beneficial interest in the Living Trust and the shares held by Mr. Nia’s domestic partner except to the extent of his pecuniary interest therein.

(2)
The aggregate percentage reported by each Reporting Person is based upon 47,320,566 shares of Common Stock outstanding as of August 18, 2020, as reported in CarParts.com, Inc.’s Prospectus Supplement filed pursuant to Rule 424(b)(5) on August 17, 2020.

This Amendment No. 7 amends (a) the Schedule 13D filed on December 3, 2008 (the “Initial Schedule 13D”) by Mehran Nia, Fariba Nia (the “Reporting Person”) relating to the common stock, par value $0.001 per share (the “Common Stock”) of CarParts.com, Inc., a Delaware corporation (the “Issuer”), (b) Amendment No. 1 to the Initial Schedule 13D, filed by the Reporting Person on October 7, 2009, (c) Amendment No. 2 to the Initial Schedule 13D, filed by the Reporting Person on October 14, 2009, (d) Amendment No. 3 to the Initial Schedule 13D, filed by the Reporting Person on July 31, 2014 and (e) Amendment No. 4 to the Initial Schedule 13D, filed by the Reporting Person on May 5, 2015, (f) Amendment No. 5 to the Initial Schedule 13D, filed by the Reporting Person on June 12, 2018 and (g) Amendment No. 6 to the Initial Schedule 13D filed by the Reporting Person on June 19, 2020 (collectively, the “Previous Amendments”).  Except as set forth below, all Items of the Initial Schedule 13D, as amended by the Previous Amendments, remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D or the Previous Amendments, as applicable.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraphs:

On August 18, 2020, the Reporting Person sold 2,000,000 shares of the Company’s Common Stock held by the Living Trust (the “Shares”) in connection with Mehran Nia’s divorce settlement. The Shares were sold pursuant to an underwriting agreement among the Company, Mehran Nia and RBC Capital Markets, LLC, as representative of the several underwriters listed therein. In addition, pursuant to a divorce settlement between Mehran Nia and Fariba Nia, the Living Trust subsequently distributed 500,000 shares of the Company’s Common Stock to Fariba Nia.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage reported by each Reporting Person is based upon 42,411,000 shares of Common Stock outstanding as of June 27, 2020, as reported in CarParts.com, Inc.’s Prospectus Supplement filed pursuant to Rule 424(b)(5) on August 17, 2020.

(a) The Reporting Person beneficially owned the following shares of the Issuer’s Common Stock:

Reporting Person	No. of Shares Beneficially Owned	Percentage Held
Mehran Nia	2,513,542	5.31%

(b) (i)  Sole power to vote or to direct the vote:

Mehran Nia	38,764

(ii)  Shared power to vote or to direct the vote:

Mehran Nia	2,474,778

(iii) Sole power to dispose or to direct the disposition of:

Mehran Nia	38,764

(iv) Shared power to dispose or to direct the disposition of:

Mehran Nia	2,474,778

(c) On August 18, 2020, the Reporting Person sold 2,000,000 shares of the Company’s Common Stock held by the Living Trust (the “Shares”) in connection with Mehran Nia’s divorce settlement. The Shares were sold pursuant to an underwriting agreement among the Company, Mehran Nia and RBC Capital Markets, LLC, as representative of the several underwriters listed therein. The Shares were sold at a price of $13.00. In addition, pursuant to a divorce settlement between Mehran Nia and Fariba Nia, the Living Trust subsequently distributed 500,000 shares of the Company’s Common Stock to Fariba Nia.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2020

/s/ Mehran Nia
Mehran Nia